



Trash Panda Vegan LLC
Small Business Bond™

Bond Terms:

Bond Yield: 8.50%

Target Raise Amount: $250,000

Offering End Date: September 20, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Trash Panda Vegan LLC

Founded: January 3, 2020

Address: 1712 E. Broadway Rd, #3
Phoenix, AZ 85040

Industry: Limited-Service Restaurants

Employees: 6

Website: https://www.earlybirdvegan.com/

Use of Funds Allocation:

If the maximum raise is met:

$109,000 (43.60%) – of the proceeds will go towards construction for a second location
$96,250 (38.50%) – of the proceeds will go towards equipment
$21,000 (8.40%) – of the proceeds will go towards marketing/advertising
$15,000 (6.00%) – of the proceeds will go towards working capital
$8,750 (3.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 5,192 Followers





Business Metrics:

	FY21	YTD 6/30/2022
Total Assets	$22,899	$35,262
Cash & Cash Equivalents	$15,740	$21,022
Accounts Receivable	$200	$550
Short-term Debt	$6	$238
Long-term Debt	$0	$0
Revenue	$295,366	$183,126
Cost of Goods Sold	$113,755	$62,642
Taxes	$0	$0
Net Income	$11,813	$12,742

Recognition:

Trash Panda Vegan LLC (DBA Early Bird Vegan) is an all-vegan establishment and food truck that provides healthful, delicious meals to the community. They are located in the largest food desert in Phoenix and bring nutritious meals to the community, so they do not have to travel far for local, fresh food that is affordable.

About:

Trash Panda Vegan LLC (DBA Early Bird Vegan) was incorporated in 2020, the same year that it began operating under chef Krystal Harris. Chef Krystal graduated from Le Cordon Bleu College of Culinary Arts in Scottsdale, AZ in 2002 and spent years working in restaurants and providing catering for NBA professionals before opening Trash Panda Vegan. She is focused on providing the Phoenix community with healthier food alternatives and educating through local products.

For more information, contact our Customer Support Team at support@thesmbx.com

